Exhibit 99.2

Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Financial Position (unaudited)

($ United States millions)	March 31, 2024	December 31, 2023	January 1, 2023[1]
Assets
Current assets
Cash and cash equivalents	$110	$95	$187
Short-term investments	—	11	—
Accounts receivable	407	398	337
Unbilled contract revenue[2]	176	174	138
Inventories (Note 2)	299	294	273
Work-in-progress related to finance leases (Note 2)	1	—	31
Current portion of finance leases receivable (Note 3b)	61	43	44
Income taxes receivable (Note 6)	7	3	8
Derivative financial instruments (Note 8)	—	—	1
Prepayments	53	58	53
Assets held for sale	—	7	—

Total current assets	1,114	1,083	1,072
Property, plant and equipment	102	104	113
Energy infrastructure assets (Note 3a)	760	864	914
Unbilled contract revenue[2]	143	135	165
Lease right-of-use assets	60	62	58
Finance leases receivable (Note 3b)	214	161	173
Deferred tax assets (Note 6)	23	21	16
Intangible assets	49	55	76
Goodwill	428	433	498
Other assets	38	40	59

Total assets	$2,931	$2,958	$3,144

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$432	$424	$464
Provisions (Note 4)	38	20	14
Income taxes payable (Note 6)	66	56	55
Deferred revenue	362	297	270
Current portion of long-term debt (Note 5)	40	40	20
Current portion of lease liabilities	19	19	15
Derivative financial instruments (Note 8)	—	1	1
Other current liabilities	—	6	—
Liabilities associated with assets held for sale	—	5	—

Total current liabilities	957	868	839
Deferred revenue	18	22	25
Long-term debt (Note 5)	813	879	1,007
Lease liabilities	55	57	54
Deferred tax liabilities (Note 6)	49	65	65
Other liabilities	14	13	14

Total liabilities	$1,906	$1,904	$2,004

Shareholders’ equity
Share capital	$504	$504	$503
Contributed surplus	678	678	678
Retained earnings	38	58	151
Accumulated other comprehensive loss	(195)	(186)	(192)

Total shareholders’ equity	1,025	1,054	1,140

Total liabilities and shareholders’ equity	$2,931	$2,958	$3,144

[1]	Effective January 1, 2024, the Company changed its presentation currency from Canadian dollars to United States dollars. Refer to Note 1 (c) for more information.
[2]	Unbilled contract revenue was previously titled contract assets. There were no dollar amounts reclassified as a result of the change in name.

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 10 “Guarantees, Commitments, and Contingencies”.

F-1

Interim Condensed Consolidated Statements of Earnings (Loss) (unaudited)

	Three months ended March 31,
($ United States millions, except per share amounts)	2024	2023
Revenue (Note 7)	$638	$610
Cost of goods sold	551	491

Gross margin	87	119
Selling, general and administrative expenses	78	78
Foreign exchange loss	1	8

Operating income	8	33
(Loss) on financial instruments	(5)	—

Earnings before finance costs and income taxes	3	33
Net finance costs	26	22

Earnings (loss) before income taxes	(23)	11
Income taxes (Note 6)	(5)	1

Net earnings (loss)	$(18)	$10

Earnings (loss) per share – basic	$(0.15)	$0.08
Earnings (loss) per share – diluted	$(0.15)	$0.08
Weighted average number of shares outstanding – basic	123,956,865	123,739,020
Weighted average number of shares outstanding – diluted	123,956,865	123,991,589

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2	Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Comprehensive Income (Loss) (unaudited)

	Three months ended March 31,
($ United States millions)	2024	2023
Net earnings (loss)	$(18)	$10
Other comprehensive income (loss):
Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:
Unrealized gain (loss) on translation of foreign-denominated debt	(15)	1
Unrealized gain on translation of financial statements of foreign operations	6	—

Other comprehensive income (loss)	$(9)	$1

Total comprehensive income (loss)	$(27)	$11

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-3

Interim Condensed Consolidated Statements of Cash Flows (unaudited)

	Three months ended March 31,
($ United States millions)	2024	2023
Operating Activities
Net earnings (loss)	$(18)	$10
Items not requiring cash and cash equivalents:
Depreciation and amortization	44	47
Deferred income taxes recovery (Note 6)	(19)	(9)
Share-based compensation expense	6	2
Loss on financial instruments	5	—

	18	50
Net change in working capital and other (Note 9)	83	(52)

Cash provided by (used in) operating activities	$101	$(2)

Investing Activities
Additions to:
Property, plant and equipment	(3)	(2)
Energy infrastructure assets (Note 3a)	(14)	(43)
Intangible assets	—	(2)
Proceeds on disposal of energy infrastructure assets (Note 3a)	2	12
Net proceeds on financial instruments	6	—
Net change in working capital associated with investing activities	2	2

Cash used in investing activities	$(7)	$(33)

Financing Activities
Net proceeds from (repayment of) the Revolving Credit Facility (Note 5)	$(62)	$49
Repayment of the Term Loan (Note 5)	(10)	—
Lease liability principal repayment	(4)	(4)
Dividends	(2)	(2)

Cash provided by (used in) financing activities	$(78)	$43

Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(1)	$(1)

Increase in cash and cash equivalents	15	7
Cash and cash equivalents, beginning of period	95	187

Cash and cash equivalents, end of period	$110	$194

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4	Interim Condensed Consolidated Financial Statements

Interim Condensed Consolidated Statements of Changes in Equity (unaudited)

($ United States millions)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total
At January 1, 2023	$503	$678	$151	$(191)	$(1)	$(192)	$1,140
Net earnings	—	—	10	—	—	—	10
Other comprehensive income	—	—	—	1	—	1	1
Dividends	—	—	(3)	—	—	—	(3)

At March 31, 2023	$503	$678	$158	$(190)	$(1)	$(191)	$1,148

At January 1, 2024	$504	$678	$58	$(185)	$(1)	$(186)	$1,054
Net loss	—	—	(18)	—	—	—	(18)
Other comprehensive loss	—	—	—	(9)	—	(9)	(9)
Dividends	—	—	(2)	—	—	—	(2)

At March 31, 2024	$504	$678	$38	$(194)	$(1)	$(195)	$1,025

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-5

Notes to the Interim Condensed Consolidated Financial Statements (unaudited)

(All amounts in millions of United States dollars, except per share amounts or as otherwise noted.)

Note 1. Summary of Material Accounting Policies

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (“Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements and were approved and authorized for issue by the Board of Directors (the “Board”) on May 7, 2024.

(b)	Basis of Presentation and Measurement

The Financial Statements for the three months ended March 31, 2024 and 2023 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2023. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

Preparation of these Financial Statements requires Management to make judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Enerflex (the “Company”) changed its presentation currency of the Financial Statements from Canadian dollars (“CAD”) to United States dollars (“USD”). This change in accounting policy is detailed in the following section. The Financial Statements are rounded to the nearest million, except per share amounts or as otherwise noted, and are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no further significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2023.

(c)	Change in Accounting Policies

i.	Change in Presentation Currency

Effective January 1, 2024, the Company changed its presentation currency from CAD to USD. The change will provide more relevant reporting of the Company’s financial position, given that a significant portion of the Company’s legal entities apply USD as its functional currency and a significant portion of the Company’s expenses, cash flows, assets and revenues are denominated in USD. The change in presentation currency represents a voluntary change in accounting policy. The Company has applied the presentation currency change retrospectively, in accordance with the guidance in IAS 8 “Account Policies, Changes in Accounting Estimates and Errors”. All periods presented in the Financial Statements have been translated into the new presentation currency, in accordance with the guidance in IAS 21 “The Effects of Changes in Foreign Exchange Rates”.

The unaudited condensed interim consolidated statements of earnings and the unaudited condensed interim consolidated statements of cash flows have been translated into the presentation currency using the average exchange rates prevailing during each reporting period. In the unaudited condensed interim consolidated statements of financial position, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange

F-6	Notes to the Interim Condensed Consolidated Financial Statements

differences have been recognized in accumulated other comprehensive income. Shareholders’ equity balances have been translated using historical rates in effect on the date of the transactions.

The functional currency of the parent Company and all its subsidiaries remain the same and will not be impacted by the presentation currency change. The functional currency of the parent Company is CAD and functional currency of most of its subsidiaries is USD.

The change in presentation currency resulted in the following impact on January 1, 2023, opening consolidated statement of financial position:

	Previously reported in CAD January 1, 2023	Presentation currency change	Reported in USD January 1, 2023
Total assets	$4,258	$(1,114)	$3,144
Total liabilities	2,715	(711)	2,004
Total shareholders’ equity	1,543	(403)	1,140

The change in presentation currency resulted in the following impact on the December 31, 2023, consolidated statement of financial position:

	Previously reported in CAD December 31, 2023	Presentation currency change	Reported in USD December 31, 2023
Total assets	$3,912	$(954)	$2,958
Total liabilities	2,518	(614)	1,904
Total shareholders’ equity	1,394	(340)	1,054

The change in presentation currency resulted in the following impact on the three months ended March 31, 2023, consolidated statements of earnings and comprehensive income:

	Previously reported in CAD March 31, 2023	Presentation currency change	Reported in USD March 31, 2023
Net earnings	$14	$(4)	$10
Comprehensive income	13	(2)	11

The change in presentation currency resulted in the following impact on the three months ended March 31, 2023, consolidated statements of cash flows:

	Previously reported in CAD March 31, 2023	Presentation currency change	Reported in USD March 31, 2023
Cash provided by (used in):
Operating activities	$(3)	$1	$(2)
Investing activities	(44)	11	(33)
Financing activities	57	(14)	43

The change in presentation currency resulted in the following impact on the three months ended March 31, 2023, basic and diluted earnings per share:

	Previously reported in CAD March 31, 2023	Presentation currency change	Reported in USD March 31, 2023
Earnings per share - basic	$0.11	$(0.03)	$0.08
Earnings per share - diluted	0.11	(0.03)	0.08

F-7

ii.	Amendments to Current Accounting Policies

a.	IAS 1 Presentation of Financial Statements (“IAS 1”)

In October 2022, the IASB issued amendments to clarify that the classification of liabilities as current or non-current is based solely on a company’s right to defer settlement for at least twelve months at the reporting date. The right needs to exist at the reporting date and must have substance. In addition to the amendment from January 2020 where the IASB issued amendments to IAS 1, to provide a more general approach to the presentation of liabilities as current or non-current, only covenants with which a company must comply on or before the reporting date may affect this right. Covenants to be complied with after the reporting date do not affect the classification of a liability as current or non-current at the reporting date. However, disclosure about covenants is required to help users understand the risk that those liabilities could become repayable within 12 months after the reporting date.

b.	IFRS 16 Leases (“IFRS 16”)

In September 2022, the IASB issued amendments to IFRS 16 that add subsequent measurement requirements for lease liabilities arising from sale and leaseback transactions for seller-lessees. The amendment does not prescribe specific measurement requirements for lease liabilities but measures the lease liability in a way that it does not recognise any amount of the gain or loss that relates to the right of use retained.

These amendments are effective for annual periods beginning on or after January 1, 2024, and the Company adopted these amendments as of January 1, 2024. There were no adjustments that resulted from the adoption of these amendments on January 1, 2024.

iii.	Standards Recently Issued, but not yet Effective

IFRS 18 Presentation and Disclosure in Financial Statements (“IFRS 18”)

On April 9, 2024, the IASB issued IFRS 18, the new standards on presentation and disclosure in financial statements. IFRS 18 will require defined subtotals in the Consolidated Statements of Earnings (Loss), require disclosure of management performance measures, provide principles for the aggregation and disaggregation of information, and improve comparability across entities and reporting periods.

IFRS 18 will replace IAS 1, Presentation of Financial Statements, and retains many of the existing principals in IAS 1. IFRS 18 will be effective for years beginning on or after January 1, 2027, with earlier application permitted. Retrospective application is required. The Company is currently evaluating the impact of adopting IFRS 18 on the consolidated financial statements.

F-8	Notes to the Interim Condensed Consolidated Financial Statements

Note 2. Inventories

Inventories consisted of the following:

	March 31, 2024	December 31, 2023	January 1, 2023
Direct materials	$78	$70	$79
Repair and distribution parts	107	115	101
Work-in-progress	95	90	73
Equipment	19	19	20

Total inventories	$299	$294	$273

	March 31, 2024	December 31, 2023	January 1, 2023
Work-in-progress related to finance leases	$1	$—	$31

The amount of inventory and overhead costs recognized as an expense and included in COGS during the three months ended March 31, 2024 was $551 million (March 31, 2023 – $491 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the interim condensed consolidated statements of earnings and included in COGS for the three months ended March 31, 2024 was less than $1 million (March 31, 2023 – $2 million).

The costs related to the construction of energy infrastructure (“EI”) assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS. During the three months ended March 31, 2024 the Company invested $1 million related to finance leases.

Note 3. Energy Infrastructure Assets

The Company’s EI assets are infrastructure assets comprised of Build-Own-Operate-Maintain (“BOOM”) assets, and contract compression assets which are leased to customers. At the inception of a lease contract, all leases are classified as either an operating or finance lease.

(a) EI Assets

EI assets under lease arrangements that are classified and accounted for as operating leases under the definition of IFRS 16 “Leases” are stated at cost less accumulated depreciation and impairment losses.

A reconciliation of the changes in the carrying amount of EI assets was as follows:

	March 31, 2024	December 31, 2023
Cost
Balance, January 1	$1,142	$1,129
Additions	14	90
Disposals[1]	(118)	(70)
Currency translation effects	(3)	(7)

Total cost	$1,035	$1,142

Accumulated depreciation
Balance, January 1	$(278)	$(215)
Depreciation charge	(26)	(127)
Impairment	—	(1)
Disposals[1]	27	53
Currency translation effects	2	12

Total accumulated depreciation	$(275)	$(278)

Net book value	$760	$864

[1]

Included in disposals for the three months ended March 31, 2024 is the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

F-9

During the three months ended March 31, 2024, the Company recognized $47 million of revenue related to operating leases in its LATAM and EH segments (March 31, 2023 – $45 million), and $36 million of revenue related to its North America (“NAM”) contract compression fleet (March 31, 2023 – $28 million).

(b) Finance Leases Receivable

Lease arrangements for certain EI assets are considered finance leases when the risks and rewards of ownership are transferred to the lessee, which generally occurs if ownership of the lease is transferred to the lessee by the end of the lease term; the lessee has the option to purchase the leased asset at a price that is sufficiently lower than the fair value at the date the option becomes exercisable for it to be reasonably certain, at the inception date, that option will be exercised; the term of the lease is for the major part of the economic life of the asset; or the present value of the lease payments amounts to substantially all of the fair value of the asset.

The Company has entered into finance lease arrangements for certain of its EI assets, with initial terms ranging from 5 of 10 years.

The value of the finance leases receivable were comprised of the following:

	Minimum lease payments and unguaranteed residual value			Present value of minimum lease payments and unguaranteed residual value
	March 31, 2024	December 31, 2023	January 1, 2023	March 31, 2024	December 31, 2023	January 1, 2023
Less than one year	$61	$46	$54	$61	$43	$44
Between one and five years	197	129	145	155	106	110
Later than five years	85	90	107	59	55	63

	$343	$265	$306	$275	$204	$217
Less: Unearned finance income	(68)	(61)	(89)	—	—	—

Closing balance	$275	$204	$217	$275	$204	$217

	March 31, 2024	December 31, 2023
Opening balance	$204	$217
Additions[1]	86	48
Interest income	6	23
Billings and payments	(19)	(59)
Derecognition on disposal	—	(24)
Others	(2)	(2)
Currency translation effects	—	1

Closing balance	$275	$204

[1]

Included in additions for the three months ended March 31, 2024 is the conversion of a BOOM asset, which was previously accounted for as an operating lease, to a finance lease as a result of a contract modification.

The Company recognized non-cash selling profit related to the commencement of finance leases of $3 million for the three months ended March 31, 2024 (March 31, 2023 – $13 million). Additionally, the Company recognized $6 million of interest income on finance leases receivable during the three months ended March 31, 2024 (March 31, 2023 – $6 million). Total cash received in respect of finance leases during the three months ended March 31, 2024 was $19 million (March 31, 2023 – $15 million), as reflected in the billings and payments.

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At March 31, 2024, the average interest rate was 7.9 percent per annum (December 31, 2023 – 8.6 percent). The finance leases receivables at the end of reporting period are neither past due nor impaired.

F-10	Notes to the Interim Condensed Consolidated Financial Statements

Note 4. Provisions

A reconciliation of the changes in provisions was as follows:

	March 31, 2024	December 31, 2023	January 1, 2023
Onerous contracts	$19	$—	$—
Warranties	11	11	10
Restructuring	6	7	1
Legal	2	2	3

Total provisions	$38	$20	$14

March 31, 2024	Onerous Contracts	Warranties	Restructuring	Legal	Total
Opening balance	$—	$11	$7	$2	$20
Additions during the year	19	1	—	—	20
Amounts settled and released in the year	—	(1)	(1)	—	(2)

Closing balance	$19	$11	$6	$2	$38

December 31, 2023	Onerous Contracts	Warranties	Restructuring	Legal	Total
Opening balance	$—	$10	$1	$3	$14
Additions during the year	—	7	6	—	13
Amounts settled and released in the year	—	(6)	—	(1)	(7)

Closing balance	$—	$11	$7	$2	$20

F-11

Note 5. Long-Term Debt

The three-year secured term loan (“Term Loan”) and the three-year secured revolving credit facility (“Revolving Credit Facility”) have a maturity date of October 13, 2025 (the “Maturity Date”). The Company has a $700 million Revolving Credit Facility, which may be increased by $150 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders. The senior secured notes (the “Notes”) consist of $625 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

The Company has a $70 million unsecured credit facility “LC Facility” with one of the lenders in its Revolving Credit Facility. This LC Facility allows the Company to request the issuance of letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, country standby letters of credit or similar credits to finance the day-to-day operations of the Company. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at March 31, 2024, the Company utilized $36 million of the $70 million limit.

The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes. As at March 31, 2024, the Company was in compliance with its covenants.

Composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

	Maturity Date	March 31, 2024	December 31, 2023	January 1, 2023
Drawings on the Revolving Credit Facility	October 13, 2025	$175	$238	$338
Drawings on the Term Loan	October 13, 2025	120	130	150
Notes	October 15, 2027	625	625	625

		920	993	1,113
Deferred transaction costs and Notes discount		(67)	(74)	(86)

Long-term debt		$853	$919	$1,027

Current portion of long-term debt		$40	$40	$20
Non-current portion of long-term debt		813	879	1,007

Long-term debt		$853	$919	$1,027

The weighted average interest rate on the Revolving Credit Facility for three months ended March 31, 2024 was 7.7 percent (December 31, 2023 – 7.7 percent, January 1, 2023 – 7.0 percent), and the weighted average interest rate on the Term Loan for the three months ended March 31, 2024 was 9.3 percent (December 31, 2023 – 9.0 percent, January 1, 2023 – 7.8 percent). At March 31, 2024 without considering renewal at similar terms, the United States dollar equivalent principal payments due over the next five years are $920 million, and nil thereafter.

F-12	Notes to the Interim Condensed Consolidated Financial Statements

Note 6. Income Taxes

(a) Income Tax Recognized in Net Earnings

The components of income tax expense were as follows:

Three months ended March 31,	2024	2023
Current income taxes	$14	$10
Deferred income taxes	(19)	(9)

Income taxes	$(5)	$1

(b) Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference was as follows:

Three months ended March 31,	2024	2023
Earnings (loss) before income taxes	$(19)	$11
Canadian statutory rate	23.5%	23.4%

Expected income tax provision	$(4)	$3
Add (deduct):
Change in unrecognized deferred tax asset	6	5
Exchange rate effects on tax basis	(15)	(2)
Earnings taxed in foreign jurisdictions	7	(4)
Amounts not deductible for tax purposes	1	—
Other	—	(1)

Income taxes	$(5)	$1

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2023 – 15.0 percent) and the provincial income tax rate of 8.5 percent (2023 – 8.4 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant energy infrastructure assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

F-13

Note 7. Revenue

Revenue by product line were as follows:

Three months ended March 31,	2024	2023
Energy Infrastructure	$229	$139
After-market Services	121	115
Engineered Systems	288	356

Total revenue	$638	$610

Revenue by geographic location, which is attributed by destination of sale, were as follows:

Three months ended March 31,	2024	2023
United States	$282	$234
Oman	125	35
Canada	59	54
Argentina	36	42
Australia	18	15
Nigeria	18	58
Brazil	15	24
Thailand	13	8
Mexico	13	14
Colombia	12	3
Bahrain	11	58
Other	36	65

Total revenue	$638	$610

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at March 31, 2024:

	Less than one year	One to two years	Greater than two years	Total
Energy Infrastructure	$391	$345	$903	$1,639
After-market Services	70	39	101	210
Engineered Systems	988	263	15	1,266

Total	$1,449	$647	$1,019	$3,115

F-14	Notes to the Interim Condensed Consolidated Financial Statements

Note 8. Financial Instruments

Designation and Valuation of Financial Instruments

Financial instruments at March 31, 2024 were designated in the same manner as they were at December 31, 2023. Accordingly, with the exception of the Notes, the estimated fair values of financial instruments approximated their carrying values. The carrying value and estimated fair value of the Notes as at March 31, 2024 was $625 million and $675 million, respectively (December 31, 2023 – $625 million and $622 million, January 1, 2023 - $625 million and $642 million, respectively). The fair value of these Notes at March 31, 2024 was determined on a discounted cash flow basis with a weighted average discount rate of 7.9 percent (December 31, 2023 – 9.0 percent, January 1, 2023 – 9.0 percent).

The Company previously held preferred shares that were initially recorded at fair value and subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the three months ended March 31, 2023 the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the interim condensed consolidated statements of earnings. The carrying value and estimated fair value of the preferred shares at December 31, 2023 was nil (January 1, 2023 – $21 million and $21 million), respectively.

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at March 31, 2024:

	Notional amount		Maturity
Canadian Dollar Denominated Contracts
Purchase contracts	USD	29	April 2024 – May 2025
Sales contracts	USD	(41)	April 2024 – December 2024

At March 31, 2024, the fair value of derivative financial instruments classified as financial assets was less than $1 million, and as financial liabilities was less than $1 million (December 31, 2023 – less than $1 million and $1 million, January 1, 2023 - $1 million and $1 million, respectively).

Foreign Currency Translation Exposure

The Company is subject to foreign currency translation exposure, primarily due to fluctuations of the USD against the CAD, Australian dollar (“AUD”), and Brazilian real (“BRL”). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of $625 million in designated foreign currency borrowings are included in accumulated other comprehensive income (loss) for March 31, 2024. The functional currencies for all entities remain the same. Refer to Note 1(c) “Change in Accounting Policies” for further details. The following table shows the sensitivity to a five percent weakening of the USD against the CAD, AUD, and BRL.

US dollar weakens by five percent	CAD	AUD	BRL
Earnings from foreign operations
Earnings before income taxes	$(2)	$—	$—
Financial instruments held in foreign operations
Other comprehensive income	$33	$1	$—
Financial instruments held in Canadian operations
Earnings before income taxes	$8	$—	$—

F-15

The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments. The majority of these financial instruments are hedged.

With the ongoing devaluation of the Argentine peso (“ARS”), caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in ARS. During the three months ended March 31, 2024, the Company had foreign exchange losses in Argentina of $1 million. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of approximately $1 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company continues to explore its options to minimize the impact of future devaluation.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at March 31, 2024 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Revolving Credit Facility and Term Loan are subject to changes in market interest rates.

For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $2 million. All interest charges are recorded in the interim condensed consolidated statements of earnings as finance costs.

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s requirements for investments in working capital and capital assets.

March 31, 2024
Cash and cash equivalents	$110
Total Revolving Credit Facility	700
Less:
Drawings on the Revolving Credit Facility	175
Letters of Credit[1]	87

Available for future drawings	$548

[1]

This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $36 million are funded from the $70 million LC Facility. Refer to Note 5 “Long-Term Debt” for more information.

The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes. The senior secured net funded debt, which is comprised of the Revolving Credit Facility and the Term Loan, to EBITDA ratio was 0.5:1, compared to a maximum ratio of 2.5:1, the net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio was 2.2:1, compared to a maximum ratio of 4.0:1, and an interest coverage ratio was 3.7:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at March 31, 2024:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Derivative financial instruments
Accounts payable and accrued liabilities	432	—	—	432
Long-term debt – Revolving Credit Facility	—	—	175	175
Long-term debt – Term Loan	10	30	80	120
Long-term debt – Notes	—	—	625	625
Other long-term liabilities	—	—	14	14

The Company expects that cash flows from operations in 2024, together with cash and cash equivalents on hand, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

F-16	Notes to the Interim Condensed Consolidated Financial Statements

Note 9. Supplemental Cash Flow Information

Changes in working capital and other during the period:

Three months ended March 31,	2024	2023
Accounts receivable[1]	$(10)	$4
Unbilled contract revenue	(9)	(26)
Inventories	(4)	(13)
Work-in-progress related to finance leases	(1)	31
Finance leases receivable	15	(40)
Income taxes receivable	(4)	—
Prepayments	5	16
Net assets held for sale	2	—
Long-term receivables related to preferred shares	—	21
Accounts payable and accrued liabilities and provisions[2]	24	(30)
Income taxes payable	11	5
Deferred revenue	53	(14)
Other current liabilities	(6)	—
Foreign currency and other	7	$(6)

Net change in working capital and other	$83	$(52)

[1]	The change in accounts receivable represents only the portion relating to operating activities.
[2]	The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

Three months ended March 31,	2024	2023
Interest paid – short- and long-term borrowings	$9	$17
Interest paid – lease liabilities	1	1

Total interest paid	$10	$18
Interest received	1	6
Income taxes paid	7	4

Changes in liabilities arising from financing activities during the period:

Three months ended March 31,	2024	2023
Long-term debt, opening balance	$919	$1,027
Changes from financing cash flows	(72)	49
The effect of changes in foreign exchange rates	1	(2)
Amortization of deferred transaction costs	3	3
Accretion of Notes discount	2	2
Debt transaction costs	—	(1)

Long-term debt, closing balance	$853	$1,078

F-17

Note 10. Guarantees, Commitments, and Contingencies

Guarantees

At March 31, 2024, the Company had outstanding letters of credit of $123 million (December 31, 2023 – $140 million, January 1, 2023 – $129 million). Of the total outstanding letters of credit, $87 million (December 31, 2023 – $104 million, January 1, 2023 – $129 million) are funded from the Revolving Credit Facility and $36 million (December 31, 2023 – $36 million, January 1, 2023 – nil) are funded from the $70 million LC Facility.

Guarantees

The Company has purchase obligations over the next three years as follows:

2024	$563
2025	33
2026	1

Legal Proceedings

Subsequent to March 31, 2024, the Tenth Circuit Collegiate Court on Labor Matters in Mexico (the “Court”) published a decision setting aside a January 31, 2022 decision of a Labor Board in the State of Tabasco, Mexico (the “Labor Board”) that had ordered subsidiaries of Exterran Corporation (now subsidiaries of Enerflex) to pay a former employee MXN$2,152 million (approximately $125 million) plus other benefits in connection with a dispute relating to the employee’s severance pay following termination of his employment in 2015.

In rendering its decision, the Court ruled in favor of Enerflex’ arguments that the Labor Board ruling was in error and had no credible basis in law or fact. The matter has now been returned to the Labor Board to issue a new judgement in accordance with the Court’s ruling and directives, which support the Company’s view that the Labor Board’s ultimate resolution will be immaterial to its financial results.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

Note 11. Seasonality

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. The Company’s ES revenues can fluctuate on a quarter-over-quarter basis as a result of these seasonal trends. Revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating. The overall seasonality of the Company’s operations are mitigated by the increase in recurring revenue streams in the USA, LATAM and EH, which provide stable revenues throughout the year.

F-18	Notes to the Interim Condensed Consolidated Financial Statements

Note 12. Segmented Information

The Company has identified three reporting segments for external reporting:

•	NAM consists of operations in Canada and the USA.

•	LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico, and Peru.

•	EH consists of operations in the Middle East, Africa, Europe, Australia and Asia.

Each segment generates revenue from the EI, AMS and ES product lines.

The accounting policies of these reportable operating segments are the same as those described in Note 3 “Summary of Material Accounting Policies” of the Company’s annual consolidated financial statements for the year ended December 31, 2023.

For internal Management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada, USA, LATAM, and EH. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis. For the three months ended March 31, 2024, the company recognized $96 million of revenue from one customer in the EH region, which represented 15.0 percent of the total revenue for the period. At March 31, 2024, the accounts receivable and unbilled contract revenue from this customer was $24 million, which represented 4.1 percent of total accounts receivable and current unbilled contract revenue. For the three months ended March 31, 2023, the company did not have any individual customers which accounted for more that 10 percent of its revenue.

The following tables provide certain financial information by the Company’s reporting segments.

Revenues and Operating Income

	North America		Latin America		Eastern Hemisphere		Total
Three months ended March 31,	2024	2023	2024	2023	2024	2023	2024	2023
Segment revenue	$385	$357	$84	$87	$186	$180	$655	$624
Intersegment revenue	(16)	(13)	—	—	(1)	(1)	(17)	(14)

Revenue	$369	$344	$84	$87	$185	$179	$638	$610
EI	36	28	57	63	136	48	229	139
AMS	66	68	14	14	41	33	121	115
ES	267	248	13	10	8	98	288	356
Gross Margin	75	59	24	21	(12)	39	87	119
SG&A	42	39	13	13	23	26	78	78
Foreign exchange loss	—	—	1	8	—	—	1	8
Operating income (loss)	$33	$20	$10	$—	$(35)	$13	$8	$33

F-19

Segment Assets

	North America		Latin America		Eastern Hemisphere		Total
	Mar. 31, 2024	Dec. 31, 2023	Mar. 31, 2024	Dec. 31, 2023[1]	Mar. 31, 2024	Dec. 31, 2023[1]	Mar. 31, 2024	Dec. 31, 2023
Segment assets	$1,191	$1,215	$479	$478	$803	$832	$2,473	$2,525
Goodwill[1]	166	167	—	—	262	265	428	432
Corporate	—	—	—	—	—	—	30	1

Total segment assets	$1,357	$1,382	$479	$478	$1,065	$1,097	$2,931	$2,958

	North America		Latin America		Eastern Hemisphere		Total
	Dec. 31, 2023	Jan. 1, 2023	Dec. 31, 2023	Jan. 1, 2023	Dec. 31, 2023	Jan. 1, 2023	Dec. 31, 2023	Jan. 1, 2023
Segment assets	$1,215	$1,183	$478	$613	$832	$612	$2,525	$2,408
Goodwill[1]	167	166	—	66	265	266	432	498
Corporate	—	—	—	—	—	—	1	238

Total segment assets	$1,382	$1,349	$478	$679	$1,097	$878	$2,958	$3,144

[1]

The total amount of goodwill in the Canada and USA operating segments are $30 million and $136 million, respectively (December 31, 2023 – $31 million and $136 million, January 1, 2023 – $30 million and $136 million, respectively).

Note 13. Subsequent Events

During the quarter ended March 31, 2024, the Company has recognized an increase in the estimated cost to complete the modularized cryogenic natural gas processing facility in Kurdistan (the “EH Cryo project”), resulting in a loss of $41 million. The unbilled contract revenue associated with the EH Cryo project is $166 million, and the Company has also recorded an onerous contract provision of $19 million, resulting in a net position of $147 million.

Subsequent to March 31, 2024, Enerflex suspended activity at the EH Cryo project in response to a drone attack that resulted in fatalities at an operational facility in proximity to the EH Cryo project. Enerflex has provided its client partner with notice of Force Majeure, suspended activity at the project site and demobilized its personnel. While no Enerflex personnel were injured and there was no physical damage to the Company’s assets, work at the site is suspended as Enerflex evaluates the situation in collaboration with our client partner and assesses next steps.

There can be no assurance that the security situation will improve and while work is suspended Enerflex will not incur any material construction expenditures to complete the EH Cryo project. The ultimate impact of the drone attack on the EH Cryo project is indeterminable at this time.

Subsequent to March 31, 2024, Enerflex declared a quarterly dividend of C$0.025 per share, payable on July 11, 2024, to shareholders of record on May 23, 2024. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

F-20	Notes to the Interim Condensed Consolidated Financial Statements

Board of Directors

Kevin Reinhart
Board Chair
Alberta, CA

Fernando Assing [1]
Texas, USA

Joanne Cox [1,3]
Alberta, CA

W. Byron Dunn [1,3]
Human Resources and Compensation Committee Chair
Texas, USA

James Gouin [2]
Ontario, CA

Mona Hale [2]
Audit Committee Chair
Alberta, CA

Marc Rossiter
President and Chief Executive Officer
Alberta, CA

Thomas B. Tyree, Jr. [2]
Colorado, USA

Juan Carlos Villegas [1,3]
Region Metropolitana, Chile

Michael Weill [2,3]
Nominating and Corporate Governance Committee Chair
Texas, USA

Executive Management

Marc Rossiter
President and Chief Executive Officer
Alberta, CA

Preet Dhindsa
SVP and Chief Financial Officer
Alberta, CA

Roger George
President, Water Solutions
Georgia, USA

David Izett
SVP and General Counsel
Alberta, CA

Mauricio Meineri
President, Latin America
Texas, USA

Robert Mitchell
SVP and Chief Administrative Officer
Texas, USA

Phil Pyle
President, Eastern Hemisphere
Abu Dhabi, UAE

Greg Stewart
President, USA Region
Texas, USA

Helmuth Witulski
President, Canada
Alberta, CA

Board of Executive Directors Management Kevin Reinhart Marc Rossiter Board Chair President and Chief Executive Officer Alberta, CA Alberta, CA Fernando Assing 1 Preet Dhindsa Texas, USA SVP and Chief Financial Officer Alberta, CA Joanne Cox 1, 3 Alberta, CA Roger George President, Water Solutions W. Byron Dunn 1, 3 Georgia, USA Human Resources and Compensation Committee Chair David Izett Texas, USA SVP and General Counsel Alberta, CA James Gouin 2 Ontario, CA Mauricio Meineri President, Latin America Mona Hale 2 Texas, USA Audit Committee Chair Alberta, CA Robert Mitchell SVP and Chief Administrative Officer Marc Rossiter Texas, USA President and Chief Executive Officer Alberta, CA Phil Pyle President, Eastern Hemisphere Thomas B. Tyree, Jr. 2 Abu Dhabi, UAE Colorado, USA Greg Stewart Juan Carlos Villegas 1, 3 President, USA Region Region Metropolitana, Chile Texas, USA Michael Weill 2, 3 Helmuth Witulski Nominating and Corporate Governance President, Canada Committee Chair Alberta, CA Texas, USA 1 Member of Human Resources and Compensation Committee 2 Member of Audit Committee 3 Member of Nominating and Corporate Governance Committee

Shareholder Information Stock Exchange Listings Toronto Stock Exchange Trading Symbol: EFX New York Stock Exchange Trading Symbol: EFXT Transfer Agent, Registrar, and Dividend-Disbursing Agent TSX Trust 301—100 Adelaide Street West Toronto, ON M5H 4H1 Toll Free: 1-866-600-5869 Tel: 1-416-361-0930 Fax: 1-416-361-0470 Investor Inquires: TSXTIS@tmx.com Auditors Ernst & Young LLP Chartered Professional Accountants Calgary, AB, CA Investor Relations Telephone: 1-403-387-6377 E-Mail: ir@enerflex.com Website: enerflex.com

Enerflex Ltd. Suite 904, 1331 Macleod Trail SE Calgary, AB, Canada T2G 0K3 1-403 -387-6377 | enerflex .com